Lipella Pharmaceuticals Inc.

7800 Susquehanna St., Suite 505

Pittsburgh, Pennsylvania 15208

November 28, 2022

Via EDGAR

Jason Drory

Anne Parker

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lipella Pharmaceuticals Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 24, 2022
File No. 333-266397

Dear Sir and Madam:

This letter responds to the letter, dated November 4, 2022, received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding the abovementioned Amendment No. 1 to Registration Statement on Form S-1, filed on October 24, 2022 (the “Registration Statement”) by Lipella Pharmaceuticals Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with each comment followed by our response. We are concurrently filing with this letter Amendment No. 2 to Registration Statement (“Amendment No. 2”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed October 24, 2022

General

1.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

In response to the Staff’s comment, we have revised the summary risk factors and risk factor disclosure on pages 6 and 31, respectively, of Amendment No. 2 accordingly.

2.	We note your disclosure on page F-36 that you terminated certain partnering commitments that include a surviving success fee such that in the event of a successful transaction occurring prior to June 2023, you are obligated to make a payment equal to the greater of (a) five percent of the transaction value and (b) $500,000. Please discuss the material terms of the agreement, specifically the terms of the success fee and what transactions it potentially covers and file it as an exhibit to the registration statement. Alternatively, please tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, we have filed such agreement (the “Young Agreement”) as an exhibit to Amendment No. 2, although we terminated the Young Agreement in accordance with its terms in May 2022. Pursuant to the Young Agreement, we engaged Young & Partners LLC (“Young”) to assist us with identifying, evaluating and negotiating opportunities for us to enter into partnership transactions with third parties, and in consideration for such services, we agreed to pay Young (i) $10,000 for each of the first four months commencing on February 9, 2022, the date of the Young Agreement, and $5,000 per month for each month thereafter and (ii) a fee equal to the greater of (x) five percent of the value of the partnering transaction and (y) $500,000 (the “Success Fee”). Pursuant to the Young Agreement, we also agreed to reimburse Young for expenses incurred in connection with such engagement, subject to our approval if such expense exceeded $500, and to indemnify Young in connection with such services, subject to certain exceptions. The term of the Young Agreement commenced on February 9, 2022 and was terminable by either party after the first three months upon ten days’ prior written notice.

The Young Agreement defined a partnering transaction as transactions between us and a third party pursuant to which there is a license, acquisition, strategic alliance, joint technology development or joint product development arrangement, distribution agreement or other partnering or collaboration transaction, including one that involves the right of either us or such third party to commercially exploit all or a portion of the technologies or other proprietary rights of the other. The value of such a transaction was defined to include any cash, equity securities, the fair market value of credit facilities, convertible debt instruments or other obligations and any other form of payment or promise to pay or assumption of obligations paid in connection with such a transaction, including value to be paid that is contingent on future events occurring. The Success Fee would be payable to Young in the event such transaction occurred during the term of the Young Agreement or within 12 months following the termination of the Young Agreement, and Young’s right to payment survived such termination.

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com, Benjamin Armour at (617) 338-2423 or at barmour@sullivanlaw.com, or Michael DeDonato at (212) 660-3038 or at mdedonato@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Lipella Pharmaceuticals Inc.

By:	/s/ Jonathan Kaufman
Name: Jonathan Kaufman
Title: Chief Executive Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP
Benjamin Armour, Esq., Sullivan & Worcester LLP
Michael DeDonato, Esq., Sullivan & Worcester LLP

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